SEC File No.:


                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549



                                      FORM

                                     N-8B-2




                REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS




                        Pursuant to Section 8(b) of the
                         Investment Company Act of 1940



                   THE AFFORDABLE ACCESS TRUST(service mark)
                         Series 1 and any other series
                                       of
                   THE AFFORDABLE ACCESS TRUST(service mark)
                        (Name of Unit Investment Trust)







                        _______________________________



             Not the issuer of periodic payment plan certificates.


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I.   ORGANIZATION AND GENERAL INFORMATION

     1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.

               THE AFFORDABLE ACCESS TRUST(service mark) - Series 1 and any other series of THE AFFORDABLE ACCESS TRUST(service mark)


               The trust has no Internal Revenue Service Employer Identification Number.

          (b)  Furnish title of each series of securities issued by the trust.

                            CERTIFICATE OF OWNERSHIP

                                -- evidencing --

                             An Undivided Interest

                                  -- in the --

             THE AFFORDABLE ACCESS TRUST(service mark): Series One*


     2. Furnish name and principal business address and Zip Code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

          FIVE SIGMA INVESTMENT                   Internal Revenue Service
              PARTNERS, L.P.                      Employer Identification
          One Bala Avenue, Suite 320              Number:
          Bala Cynwyd, PA  19004

     3. Furnish name and principal business address and Zip Code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the Trust indicating for which class or series of securities each custodian or trustee is acting.

          1.   Wilmington Trust Company
               Rodney Square North
               1100 North Market Street
               Wilmington, Delaware  19890-0001

               (hereinafter the "Trustee") is the Trustee of the trust, acting for the series of securities described in response to Item 1(b)

--------
* Or appropriate Subsequent Series designation for any other series of THE AFFORDABLE ACCESS TRUST(service mark)


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               hereof. The Internal Revenue Service Employer Identification
               Number of the Trustee is 51-0328154.

          2. In connection with the storage and handling of certain underlying Securities deposited in the series of Securities described in response to Item 1(b) hereof, the Trustee may use the services of the Depository Trust Company, 55 Water Street, New York, New York 10041. The Internal Revenue Service Employer Identification Number of the Depository Trust Company is 13-2555119.

     4. Furnish name and principal business address and Zip Code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

               Rodney Square Distributors, Inc.
               1105 North Market Street
               Wilmington, Delaware  19890-0001

               The Internal Revenue Service Employer Identification Number of Rodney Square Distributors, Inc. is 51-0296819.

     5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

               Delaware

     6. (a) Furnish the date of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

                    For information relating to Item 6(a), reference is made to statements under the captions "Summary of Essential Information", "The Trust" and "Amendment and Termination of the Indenture -- Termination" in Exhibit D filed herewith.

          (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or Trustee.

                    None, except as set forth in Item 6(a).

     7. Furnish in chronological order the following information with respect to each change of name of the trust since January l, 1930. If the name has never been changed, so state.

                    The name of the Trust has never been changed.

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     8.   State the date on which the fiscal year of the trust ends.

               Not applicable.


Material Litigation

     9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

               None.


II.  GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST

General Information Concerning the Securities of the Trust and the Rights of Holders

     10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

          (a)  Whether the securities are of the registered or bearer type.

                    Registered.

          (b) Whether the securities are of the cumulative or distributive type.

                    Distributive.

          (c) The rights of security holders with respect to withdrawal or redemption.

                    For information relating to Item 10(c), reference is made to statements under the caption "Rights of Unit Holders -- Redemption" in Exhibit D filed herewith.


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          (d)  The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

                    For information relating to Item 10(d), reference is made to statements under the caption "Rights of Unit Holders -- Redemption" in Exhibit D filed herewith.

          (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provision of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

                    Not applicable.

          (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

                    None.

          (g)  Whether security holders must be given notice of any change in:

               (1)  the composition of the assets in the trust.

               (2) the terms and conditions of the securities issued by the trust.

               (3)  the provisions of any indenture or agreement of the trust.

               (4)  the identity of the depositor, Trustee or custodian.

                    For information relating to Items 10(g)(1), (2), (3) and
                    (4), reference is made to statements under the captions "The Trust," "Rights of Unit Holders -- Reports and Records," "Sponsor -- Responsibility", "Sponsor -- Resignation," "Trustee -- Resignation" and "Amendment and Termination of the Indenture" in Exhibit D filed herewith.

          (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

               (1)  the composition or the assets of the trust.

               (2) the terms and conditions of the securities issued by the trust.


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               (3)  the provisions of any indenture or agreement of the trust.

                    For information relating to Items 10(h) (1), (2) and (3), reference is made to the statements under the captions "The Trust" and "Amendment and Termination of the Indenture" in Exhibit D filed herewith.

               (4)  the identity of the depositor, trustee or custodian.

                    No.

          (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

                    For information relating to Item 10(i), reference is made to statements under the caption "Tax Status" in Exhibit D filed herewith.

Information Concerning the Securities Underlying the Trust Securities

     11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest.

               For information relating to Item 11, reference is made to statements under the caption "The Trust" in Exhibit D filed herewith.

     12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

          (a)  Name of company.

          (b)  Name and principal business address of depositor.

          (c)  Name and principal business address of trustee or custodian.

          (d)  Name and principal business address of principal underwriter.

          (e) The period during which the securities of such company have been the underlying securities.

                    Not applicable.



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Information Concerning Load, Fees, Charges and Expenses

     13. (a) Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject:

               (A)  the nature of such load, fee, expense or charge;

               (B)  the amount thereof;

               (C) the name of the person to whom such amounts are paid and his relationship to the trust;

               (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

                    For information relating to Items 13(a)(A), (B), (C) and
                    (D), reference is made to the statements under the captions "Summary of Essential Information," "Public Offering of Units -- Public Offering Price," "Public Offering of Units -- Profit of Sponsor," and "Expenses and Charges" in Exhibit D filed herewith.

          (b) For each installment payment type of periodic payment plan certificate of trust, furnish the following information with respect to sales load and other deductions from principal payments.

                    Not applicable.

          (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load and identify each class of individuals or transactions to which such plans apply.

                    For information relating to Item 13(c), reference is made to statements appearing under the captions "Summary of Essential Information," "Public Offering of Units -- Public Offering Price," and "Public Offering of Units -- Profit of Sponsor," in Exhibit D filed herewith.

          (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which

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               securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriter.

                    Not applicable.

          (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

                    For information relating to Item 13(e), reference is made to statements appearing under the caption "Rights of Unit Holders -- Certificates" in Exhibit D filed herewith.

          (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

                    For information relating to Item 13(f), reference is made to statements appearing under the caption, "Rights of Unit Holders -- Redemption" in Exhibit D filed herewith.

          (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the Trust bear to the dividend and interest income from the Trust property during the period covered by the financial statements filed herewith.

                    Not applicable.


Information Concerning the Operations of the Trust

     14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

               For information relating to Item 14, reference is made to statements under the captions "The Trust" and "Rights of Unit Holders -- Certificates" in Exhibit D filed herewith.

     15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof,

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          and state the substance of the provisions of any indenture or agreement pertaining thereto.

               For information relating to Item 15, reference is made to statements under the caption "The Trust" in Exhibit D filed herewith.

     16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

               For information relating to Item 16, reference is made to statements under the caption "The Trust -- Trust Formation," "The Trust -- Securities Selection," "Rights of Unit Holders -- Redemption" and "Sponsor -- Responsibility" in Exhibit D filed herewith.

     17. (a) Describe the procedure with respect to withdrawal or redemption by security holders.

          (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

          (c) Indicate whether repurchased or redeemed securities will be cancelled or may be resold.

                    For information relating to Items 17(a), (b) and (c), reference is made to statements under the caption "Rights of Unit Holders -- Redemption" in Exhibit D filed herewith.

     18. (a) Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

                    For information relating to Item 18(a), reference is made to the statements under the captions "Rights of Unit Holders -- Distributions" and "Rights of Unit Holders -- Reports and Records" in Exhibit D filed herewith.

          (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

                    For information relating to Item 18(b), reference is made to the statements under the caption "Reinvestment Program" in Exhibit D filed herewith.


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          (c)  If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

                    For information relating to Item 18(c), reference is made to the statements under the captions "Expenses and Charges" and "Rights of Unit Holders -- Distributions" in Exhibit D filed herewith.

          (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of such charge.

                    Not applicable.

     19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

               For information relating to Item 19, reference is made to statements under the captions "Rights of Unit Holders -- Distributions" and "Rights of Unit Holders -- Reports and Records" in Exhibit D filed herewith.

     20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

          (a)  Amendments to such indenture or agreement.

          (b)  The extension or termination of such indenture or agreement.

          (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

          (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.


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          (e)  The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

          (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

                    For information relating to Items 20(a), (b), (c), (d), (e) and (f), reference is made to the statements under the captions "Sponsor -- Limitations on Liability," "Sponsor -- Resignation," "Trustee -- Limitations on Liability" and "Trustee -- Resignation," and "Amendment and Termination of the Indenture" in Exhibit D filed herewith.

     21. (a) State the substance of the provisions of any indenture or agreement with respect to loans to security holders.

                    Not applicable.

          (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing. The following items should be covered:

               (1) The name of each person who makes such agreements or arrangements with security holders.

               (2)  The rate of interest payable on such loans.

               (3)  The period for which loans may be made.

               (4)  Costs or charges for default in repayment at maturity.

               (5)  Other material provisions of the agreement or arrangement.

                         Not applicable.

          (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregate amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

                    Not applicable.


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     22.  State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

               For information relating to Item 22, reference is made to statements under the captions "Sponsor -- Limitations on Liability" and "Trustee -- Limitations on Liability" in Exhibit D filed herewith.

     23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

               The employees of Rodney Square Distributors, Inc. are covered under directors and officers liability insurance in the aggregate amount of $5,000,000.


     24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

               Not applicable.


III.     ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

Organization and Operations of Depositor

     25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

               For information relating to Item 25, reference is made to statements under the caption "Sponsor" in Exhibit D filed herewith.

               The depositor, Five Sigma Investment Partners, L.P., was organized as a limited partnership in the State of Delaware on November 16, 1995.

     26. (a) Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

                    Not applicable.


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          (b)  Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company.

               (1)  The nature of such fee or participation.

               (2)  The name of the person making payment.

               (3) The nature of the services rendered in consideration for such fee or participation.

               (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                    Not applicable, as no fees have been received by the depositor of the trust from any underlying investment company or any affiliated person or investment adviser of such company.

     27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

               FIVE SIGMA INVESTMENT PARTNERS, L.P. was created to organize the Trust.

               For additional information relating to Item 27, reference is made to statements under the caption "Sponsor" in Exhibit D filed herewith.


Officials and Affiliated Persons of Depositor

     28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor: As at __________, 1995.

                    FIVE SIGMA INVESTMENT PARTNERS, L.P.
                    Principal business address of the depositor is Suite 320, One Bala Avenue, Bala Cynwyd,
                    PA 19004.

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General Partners of the Depositor

            Rexford Investment Advisors, L.P.     (49% partnership interest
            Suite 320, One Bala Avenue            in the depositor)
            Bala Cynwyd, PA  19004

            Ford Ventures, Inc.                   (50% partnership interest
            6 Deepwater Court                     in the depositor)
            Edgewater, MD  21037

The general partner of Rexford Investment Advisors, L.P. is STF Advisors, Inc. The president of STF Advisors, Inc. is Samuel P. Katz. The principal business address of Rexford Investment Advisors, L.P., STF Advisors, Inc. and Mr. Katz is Suite 320, One Bala Avenue, Bala Cynwyd, PA 19004. The limited partners, and partnership interests in Rexford Investment Advisors, L.P., are as follows:

                  Name                                 Partnership Interest

         STF Advisors, L.P., general partner                1.00%
         Samuel P. Katz                                    27.17%
         Samuel J. Greenblatt                              27.17%
         Larry D. Yogel                                    27.16%
         Carlos Galvis                                      5.00%
         Andrew A. Goldman                                  5.00%
         Carl Hirsh                                         5.00%
         Bert Blicher                                       2.50%
         David Still                                        2.50%

The president of Ford Ventures, Inc. is Michael F. Ford and the Vice President is Sally E. Ford (husband and wife). The principal business address of Michael and Sally Ford is 6 Deepwater Court, Edgewater, MD 21037.


No general partner, officer or director of the general partners of the depositor owns securities of the trust.

Other business experience of directors, officers or partners.

                                        Business Experience and Offices
         Name                                 In Other Companies

Samuel P. Katz                      Stafford Capital Partners, L.P., Managing
                                    Partner (1994-present) (firm specializing in financial planning and investing); Public
                                    Financial Management Inc., President and CEO
                                    (1976-1994) (firm specializing in capital formation for state and local governments).


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Michael F. Ford                     Bay Communications, Inc., President
                                    (1984-present) (marketing and consulting firm).

Sally E. Ford                       Bay Communications, Inc., Vice President
                                    (1984- present) (marketing and consulting firm).


          (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

                    See 28(a) above.


Companies Owning Securities of Depositor

     29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of the depositor.

               See 28(a) above.


Controlling Persons

     30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29 and 42, who directly or indirectly controls the depositor.

               None.


Compensation of Partners of Depositor

     31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

          (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration.

                    Not applicable.

          (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31
               (a) stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries.

                    Not applicable.

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          (c)  indirectly or through subsidiaries to each of the officers or partners of the depositor.

                    Not applicable.


Compensation of Directors

     32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

          (a)  the aggregate direct remuneration to directors.

                    Not applicable.

          (b)  indirect or through subsidiaries to directors.

                    Not applicable.


Compensation to Employees

         33.   (a)  Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

                         Not applicable.

               (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (l) Sales managers, branch managers, district managers and other persons supervising the sale of registrants securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) Others (Specify). If a person is employed in more than one capacity, classify according to predominant type of work.

                         Not applicable.


Compensation to Other Persons

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     34.  Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

               Not applicable.


IV.      DISTRIBUTION AND REDEMPTION OF SECURITIES

Distribution of Securities

     35. Furnish the names of the states in which sales of the trust's securities (A) are currently being made, (B) are presently proposed to be made, and (C) have been discontinued, indicating by appropriate letter the status with respect to each state.

          (A)  None.

          (B) For information relating to Item 35(B), reference is made to the statements under the caption "Public Offering of Units -- Public Distribution" in Exhibit D filed herewith. The Sponsor proposes to offer sales of the securities to the extent permitted in each of the fifty states.

          (C)  None.

     36. If sales of the trust's securities have at any time since January l, 1986, been suspended for more than a month, describe briefly the reasons for such suspension.

               Not applicable.

     37. (a) Furnish the following information with respect to each instance where, subsequent to January l, 1987, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

               (1)  Name of officer, agency or body.

               (2)  Date of denial.

               (3)  Brief statement of reason given for denial.

                    Not applicable.

          (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1987, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

               (1)  Name of officer, agency or body.

               (2)  Date of revocation.

               (3)  Brief statement of reason given for revocation.

                         Not applicable.

     38. (a) Furnish a general description of the method of distribution of securities of the trust.

          (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

          (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

                    For information relating to Items 38(a), (b) and (c), reference is made to statements under the caption "Public Offering of Units" in Exhibit D filed herewith.

Information Concerning Principal Underwriter

     39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

                    Rodney Square Distributors, Inc. was incorporated in the State of Delaware on August 15, 1985.

          (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

                    For information relating to Items 39(a) and (b), reference is made to statements under the caption "Public Offering of Units" in Exhibit D filed herewith.

     40. (a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

                    Not applicable.

          (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

               (1)  The nature of such fee or participation.

               (2)  The name of the person making payment.

               (3) The nature of the services rendered in consideration for such fee or participation.

               (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                         Not applicable.

     41. (a) Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

                    For information relating to Item 41(a), reference is made to statements under the captions "The Trust" and "Public Offering of Units" in Exhibit D filed herewith.

          (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

                    Not applicable.

          (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

                    Not applicable.

     42. Furnish as at the latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter.

                    As at  ______________, 1995.

                    Rodney Square Distributors, Inc.
                    1105 North Market Street
                    Wilmington, DE  19890-0001

No officer or director of the underwriter owns securities of the trust.

Directors:        Jeffrey O. Stroble
                  Martin L. Klopping

Officers:         Jeffrey O. Stroble, President, Secretary and Treasurer
                  Cornelius G. Curran, Vice President


     43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

               Not applicable.


Offering Price or Acquisition Valuation of Securities of the Trust

     44. (a) Furnish the following information with respect to the method of valuation used by the trust for the purpose of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

               (1) The source of quotations used to determine the value of portfolio securities.

               (2) Whether opening, closing, bid, asked or any other price is used.

               (3) Whether price is as of the day of sale or as of any other time.

               (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

               (5) Other items which registrant adds to the net asset value in computing offering price of its securities.

               (6)  Whether adjustments are made for fractions:

                    (i)  before adding distributor's compensation (load); and

                    (ii) after adding distributor's compensation (load).

                    For information relating to Items 44(a)(l), (2), (3), (4),
                    (5) and (6), reference is made to statements under the captions "Summary of Essential Information," "Public Offering of Units -- Public Offering Price," "Public Offering of Units -- Public Distribution" and "Public Offering of Units -- Secondary Market" in Exhibit D filed herewith.

          (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

                    Not applicable.

          (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

                    Not applicable.

     45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

     (a)  By whose action redemption rights were suspended.

     (b) The number of days' notice given to security holders prior to suspension of redemption rights.

     (c)  Reason for suspension.

     (d)  Period during which suspension was in effect.

               Not applicable.


Redemption Valuation of Securities of the Trust

     46. (a) Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust.

               (1) The source of quotations used to determine the value of portfolio securities.

               (2) Whether opening, closing, bid, asked or any other price is used.

               (3) Whether price is as of the day of sale or as of any other time.

               (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

               (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities.

               (6)  Whether adjustments are made for fractions.

                              For information relating to Items 46(a)(l), (2),
                              (3), (4), (5) and (6), reference is made to statements under the caption "Summary of Essential Information"; "Rights of Unit Holders -- Redemption -- Computation of Redemption Price per Unit" in Exhibit D filed herewith.

     (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trusts securities as at the latest practicable date.

               Not applicable.

Purchase and Sale of Interests in Underlying Securities from and to Security Holders

     47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the evaluation is not or may not be actually incurred or expended, explain the nature of such item and who may benefit from the transaction.

               For information relating to Item 47, reference is made to statements under the captions "Public Offering of Units -- Secondary Market," "Rights of Unit Holders -- Redemption -- Computation of Redemption Price per Unit" and "Rights of Unit Holders -- Redemption" in Exhibit D filed herewith.


V.   INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

     48. Furnish the following information as to each trustee or custodian of the trust:

          (a)  Name and principal business address.

          (b)  Form of organization.

          (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

          (d)  Name of governmental supervising or examining authority.

                    For information relating to Items 48(a), (b), (c) and (d), reference is made to statements under the caption "Trustee" in Exhibit D filed herewith.

     49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

               For information relating to Item 49, reference is made to statements under the caption "Expenses and Charges" in Exhibit D filed herewith.

     50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust and, if so, give full particulars, outlining the sustance of the provisions of any indenture or agreement with respect thereto.

               For information relating to Item 50, reference is made to statements under the caption "Expenses and Charges -- Other Charges" in Exhibit D filed herewith.


VI.  INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

     51. Furnish the following information with respect to insurance of holders of securities:

          (a)  The name and address of the insurance company.

          (b)  The types of policies and whether individual or group policies.

          (c)  The types of risks insured and excluded.

          (d)  The coverage of the policies.

          (e) The beneficiaries of such policies and the uses to which the proceeds of the policies must be put.

          (f)  The terms and manner of cancellation and of reinstatement.

          (g) The method of determining the amount of premiums to be paid by holders of securities.

          (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

          (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

          (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

                    Not Applicable.


VII. POLICY OF REGISTRANT

     52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

                    For information relating to Item 52(a), reference is made to statements under the caption "The Trust -- Trust Formation"; "The Trust -- Securities Selection"; "Sponsor -- Responsibility" in Exhibit D filed herewith.

          (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith:

               (1)  Title of security.

               (2)  Date of elimination.

               (3)  Reasons for elimination.

               (4) The use of the proceeds from the sale of the eliminated security.

               (5)  Title of security substituted, if any.

               (6) Whether depositor, principal underwriter, trustee or custodian or any affiliated person of the foregoing were involved in the transaction.

               (7) Compensation or remuneration received by each such person directly or indirectly as a result of the transaction.

                         Not applicable.

          (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

               (1)  The grounds for elimination and substitution.

               (2) The type of securities which may be substituted for any underlying security.

               (3) Whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries.

               (4) Whether such substituted securities may be the securities of another investment company.

               (5) The substance of the provisions of any indenture or agreement which authorize or restrict the policy of the registrant in this regard.

                    For information relating to Items 52(c)(1), (2), (3), (4) and (5), reference is made to statements under the caption "Sponsor -- Responsibility" in Exhibit D filed herewith.

          (d) Furnish a description of any policy (exclusive of policies covered by Paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

                    Not applicable.


Regulated Investment Company

     53.  (a)  State the taxable status of the trust.

          (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1986, and state its present intention with respect to such qualifications during the current taxable year.

                    For information relating to Items 53(a) and (b), reference is made to statements under the caption "Tax Status" in Exhibit D filed herewith.

VIII.    FINANCIAL AND STATISTICAL INFORMATION

     54. If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities:


--------------------------------------------------------------------------------
           As at the end of each of registrant's past 10 fiscal years
--------------------------------------------------------------------------------
                                                              Dividends paid per
            Total number                                       share (if other
  Year       of shares      Asset value per share            than cash, explain)
--------------------------------------------------------------------------------

               Not applicable, as the item relates to information covering the registrant's past 10 fiscal years and registrant's existence has not covered such period.

     55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold, assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust.

               Not applicable.

     56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust.

               Not applicable.

     57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith, the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

               Not applicable.

     58. If the trust is the issuer of periodic payment plan certificates, furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date.

               Not applicable.

Financial Statements

     59.  Financial Statements of the Trust.

                    Not applicable.

          Financial Statements of the Depositor.

                    To be filed by Amendment.

IX.  EXHIBITS

     *Exhibit A(l) - Trust Indenture and Agreement and related Reference Trust Agreement among Five Sigma Investment Partners, L.P. as Sponsor, Wilmington Trust Company as Trustee, and Rodney Square Management Corporation as Evaluator.

     Exhibit A(2)

          Not applicable.

     *Exhibit A(3)

          Distributing Contracts. Reference is made to statements under the caption "Public Offering" of Units in Exhibit D.

     *Exhibit A(5) - Form of Certificate of Ownerships (included in Exhibit
     (A)(1)).

     Exhibit A(6)(a) - Certificate of Limited Partnership of FIVE SIGMA INVESTMENT PARTNERS, L.P.

     Exhibit B

          Not applicble.

     Exhibit C

          Not applicable.

     Exhibit D - Copy of Registration Statement on Form S-6


--------
* To be filed by Amendment.

                                   SIGNATURE

     Pursuant to the requirements of the Investment Company Act of 1940, the Sponsor of the registrant has caused this registration statement to be duly signed on behalf of the registrant in the City of Bala Cynwyd and Commonwealth of Pennsylvania on the 16th day of November, 1995.


                                        THE AFFORDABLE ACCESS TRUST -
                                        Series 1 and any other series of
                                        THE AFFORDABLE ACCESS TRUST

                                        BY: FIVE SIGMA INVESTMENT PARTNERS, L.P.
                                            (Depositor)


                                        BY: Rexford Investment Advisors, L.P.,
                                            general partner of Sponsor


                                        BY: STF Advisors, Inc., general partner


ATTEST:                                 BY: /s/ Samuel P. Katz
                                            Samuel P. Katz, President
/s/ Lori Ann Santanna
Name: Lori Ann Santanna
Title: Assistant Secretary


                                       BY:  Ford Ventures, Inc., general partner
                                            of Sponsor
ATTEST:

/s/ Sally E. Ford                      BY:  /s/ Michael F. Ford
Name: Sally E. Ford                         Michael F. Ford, President
Title: Vice President

                                 EXHIBIT INDEX


Exhibit No.                 Exhibit                                     Page No.

A(6)(a)   Certificate of Limited Partnership of Five Sigma
          Investment Partners, L.P.

D         Copy of Registration Statement on Form S-6